Supplement dated May 11, 2021 to the Prospectus Dated April 30, 2021
Product Name	Prospectus Form #
RiverSource ® Structured SolutionsSM annuity	S- 6730 CH (04/21)
This supplement revises the prospectus for the above referenced annuity. Please retain this supplement with your latest printed prospectus for future reference. Except as modified in this supplement, all other terms and information contained in the prospectus remain in effect and unchanged.
The paragraphs in the “Death Benefit – If You Die Before the Annuitization Date – Qualified Annuities – Spouse Beneficiary , Non-spouse beneficiary and Annuity payment plan” are replaced in their entirety with the following:
Qualified annuities
•	Spouse beneficiary: If You have not elected an annuity payment plan, and if Your spouse is the sole beneficiary, Your spouse may either elect to treat the Contract as his/her own, so long as he or she is eligible to do so, or elect an annuity payment plan or another plan agreed to by Us. If Your spouse elects a payment option, the payments must begin no later than the year in which You would have reached age 72. If You attained age 72 at the time of death, payments must begin no later than Dec. 31 of the year following the year of Your death.
Your spouse may elect to assume ownership of the Contract with the Contract Value equal to the death benefit that would otherwise have been paid. To do this Your spouse must, on the date our death claim requirements are fulfilled, give Us written instructions to continue the Contract as Owner.
If You purchased this Contract as an inherited IRA and Your spouse is the sole beneficiary, he or she can elect to continue this Contract as an inherited IRA. Your spouse must follow the schedule of minimum surrenders established based on Your life expectancy.
If You purchased this Contract as an inherited IRA and Your spouse is not the sole beneficiary, he or she can elect an alternative payment plan for his or her share of the death benefit. No additional purchase payments will be accepted. The death benefit payable on the death of the spouse beneficiary is the Contract Value.
•	Non-spouse beneficiary: If you have not elected an annuity payout plan, the beneficiary is required to withdraw his or her entire inherited interest within 10 years of the date of death of the owner unless they qualify as an “eligible designated beneficiary.” Eligible designated beneficiaries may continue to take proceeds out over their life expectancy. Eligible designated beneficiaries include:
•	the surviving spouse;
•	a lawful child of the owner under the age of majority (remaining amount must be withdrawn within 10 years, once the child reaches the age of majority);
•	disabled within the meaning of Code section 72(m)(7);
•	chronically ill within the meaning of Code section 7702B(c)(2);
•	any other person who is not more than 10 years younger than the owner.
However, non-natural beneficiaries, such as estates and charities, are subject to a five-year rule to distribute the IRA.
We will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under a payout plan available under this contract and:
•	the beneficiary elects in writing, and payouts begin, no later than one year following the year of your death; and
•	the payout period does not extend beyond the beneficiary’s life or life expectancy for an eligible designated beneficiary. (Payout plans are limited if the beneficiary is not an eligible designated beneficiary.)
•	Annuity payment plan: If You elect an annuity payment plan which guarantees payments to a beneficiary after death, the payments to Your beneficiary will continue pursuant to the annuity payment plan You elect, subject to adjustment to comply with the IRS rules and regulations.
Any amounts payable or applied by Us as described in this section will be paid upon Our receipt of due proof of death. This includes all documents needed to complete a beneficiary’s claim including:
1.	information sufficient to determine Our liability and the appropriate payee legally entitled to the proceeds; and
2.	if proceeds depend on the action of parties other than Us, the date that legal impediments to payment are resolved and sufficient evidence is provided to Us.
If the beneficiary elects an annuity payment plan, such beneficiary shall be the Annuitant for purposes of a lifetime payment plan.

The paragraph in the “Taxes – Qualified Annuities – Required Minimum Distributions” is replaced in its entirety with the following:
Required Minimum Distributions: Retirement plans (except for Roth IRAs) are subject to required surrenders called required minimum distributions (“RMDs”) beginning at age 72. RMDs are based on the fair market value of Your Contract at year-end divided by the life expectancy factor. Certain death benefits may be considered in determining the fair market value of Your Contract for RMD purposes. This may cause Your RMD to be higher. You should consult Your tax advisor prior to making a purchase for an explanation of the potential tax implications to You. Inherited IRAs (including inherited Roth IRAs) are subject to special required minimum distribution rules.
THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.
S-6730-4 A (05/21)
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